

November 18, 2013

Via E-mail
Mr. Paul Francese, Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, RI 02895

> **Re:** **Summer Infant, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-33346**

Dear Mr. Francese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

3. Goodwill and Intangible Assets, page F-14

1.   You disclose on page F-15 that you reclassified a customer relationship which had previously been classified as an indefinite-lived intangible asset to a finite-lived intangible asset with a twenty year life. Please address the following in your supplemental response:
- Quantify both the gross amount of the asset reclassified as of December 31, 2012 and the amount of amortization recognized during 2012 for this asset;
- Tell us the year when the customer relationship asset was first recognized in your financial statements; and
- Clarify if the amount of amortization recognized during 2012 represented one year's worth or amortization or was a catch-up adjustment for the period since the asset was first recognized until the reclassification occurred in 2012.

12. Geographical Information, page F-28

2.   Please revise your disclosures in future filings to separately disclose the amount of
        revenues from external customers and long-lived assets attributed to your country of
        domicile. Your current disclosures indicate the amount of net revenue and total assets
        attributable to North America rather than the amount of external revenues and long lived
        assets attributable to the United States. Please refer to ASC 280-10-50-41. If providing
        this geographic information is impracticable, please revise your future filings to disclose
        that fact.

3.   Please tell us how you considered ASC 280-10-50-40 in deciding not to disclose
        revenues for groups of similar products. For example, we note from your disclosure on
        page three that you have products across seven different product categories including
        furniture, baby gear, and feeding products.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Mindy Hooker at (202) 551-3732, Lisa Haynes at (202) 551-3424 or me
at (202) 551-3768 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Branch Chief